Exhibit 99.3

FIRST COMMUNITY BANCORP
1992 STOCK OPTION PLAN FOR NONEMPLOYEE DIRECTORS

FORM OF OPTION AGREEMENT

        THIS AGREEMENT is made the            day of May, 1992, by and between FIRST COMMUNITY BANCORP, a Washington corporation ("FCB") and                         ("Director"),

        WHEREAS, Director has served in such capacity for FCB; and

        WHEREAS, FCB considers it desirable and in its best interests and the interests of its shareholders that Director be given an inducement to continue to advance the interests of FCB; and

        WHEREAS, at the annual meeting of shareholders of May 13, 1992, the shareholders approved a resolution adopting the 1992 Stock Option Plan for Nonemployee Directors; now, therefore,

        IT IS AGREED BETWEEN THE PARTIES AS FOLLOWS:

        1.    Grant of Option.    FCB hereby grants to Director an Option to purchase                        (            ) shares of the common stock of FCB at a purchase price of                         ($            ) per share at the times and according to the vesting schedule set forth below:

Vesting of Options	Cumulative	Required Purchase

        In the event Director ceases to act as a director for any reason, any Options which have not vested are automatically terminated. Any Option shares which have vested may be purchased through exercise of the Option by Director according to the terms of the 1992 Plan. Option Shares which have not vested shall not be considered to be "Options" until they are vested for purposes of the 1992 Plan.

        2.    Exercise of Option.    The Option shall be exercised, in whole or in part, by written notice delivered to FCB. Such notice shall state the number of shares to be purchased and be accompanied by a check in payment of the Option price and any applicable taxes for the specified shares. If any law or regulation requires that FCB take any action with respect to the shares specified in such notice before the issuance thereof, then the date of delivery of such shares shall be extended for the period necessary to take such action.

        3.    Grant of Limited Right.    Simultaneously with the grant of the Options herein, FCB grants to Director a Limited Right identical to the number of Option Shares and with the same vesting schedule, in accordance with Paragraph 10(a) of the Plan. Any Limited Right which corresponds to a Related Right which has not vested shall automatically expire upon the expiration of the Related Right.

        4.    Terms and Conditions.    In the event Director exercises his Option and purchases shares, he agrees that such shares shall be restricted and cannot be sold for a minimum period of twelve (12) months from the date of exercise of the applicable Option. Notwithstanding the foregoing, Director hereby grants to FCB the right of first refusal in the event Director elects to sell his shares after exercising this Option. The provisions of the 1992 Plan are incorporated herein as if fully set forth and if any terms and conditions of this Option Agreement are inconsistent with any provision of the Plan, the Plan shall control, except for the 12-month restriction on transferability of purchased shares.

        5.    Investment Purposes.    Director acknowledges that there currently is no public market for the shares and it is not expected that any public market will develop. Shareholders may not be readily able to liquidate their investment in the event of an emergency or otherwise. Therefore, the Director represents that the acquisition shall be for a long-term investment and not with a view to resell.

        DATED to be effective the            day of            , 1992.

DIRECTOR:	FIRST COMMUNITY BANCORP
[NAME]	KEN F. PARSONS, President